Prospectus Supplement No. 2 Dated January 23, 2003
(To Prospectus Dated October 9, 2002)

Filed Pursuant to
Rule 424(b)(3) and (c)
Commission File No. 333-100080

600,000 Shares

P-COM, Inc.

Common Stock

This Prospectus Supplement No. 2 (the “Prospectus Supplement”) supplements our Prospectus dated October 9, 2002 (the “Prospectus”) as amended by Prospectus Supplement No. 1 dated October 11, 2002, relating to the sale by certain of our current stockholders, or by pledgees, donees, transferees, assignees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the “Selling Stockholders”), of up to 600,000 shares of our common stock underlying currently exercisable warrants that were issued on March 1, 2002 for financial advisory services provided to us.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that information herein contained supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

PROSPECTUS SUMMARY

The paragraph under the heading “The Offering” commencing on page 3 of the Prospectus is hereby amended as follows to reflect the correct number of shares of our common stock underlying the currently exercisable warrant transferred from Cagan McAfee Capital Partners, LLC to Alta Partners Discount Convertible Arbitrage Holdings, Ltd. and Real Time Interests, Inc.

On March 1, 2002, we issued a warrant to purchase up to 600,000 shares of our common stock to Cagan McAfee Capital Partners, LLC for consideration of financial advisory services provided to us. The exercise price for the common stock underlying the warrant was originally $1.02 per share. The warrant was immediately exercisable and may be exercised either by payment of the exercise price or by net exercise. On July 11, 2002, Cagan McAfee Capital Partners, LLC transferred warrants to purchase 100,000 shares of common stock under the original warrants to Alta Partners Discount Convertible Arbitrage Holdings, Ltd.

On January 13, 2003, we agreed to reduce the exercise price for the common stock underlying the remaining warrants for 500,000 shares of our common stock to $0.27 and we modified the exercise term of the amended warrants to purchase 500,000 shares of our common stock to expire on February 12, 2003. The amended warrants are immediately exercisable by payment of the exercise price. On January 16, 2003, Cagan McAfee Capital Partners, LLC transferred the amended warrants for 500,000 shares of our common stock to Real Time Interests, Inc. The closing price of our common stock on January 17, 2003 was $.29.

Under the terms of the original warrants, we agreed to register all of the shares of common stock underlying the warrants. This prospectus relates to the resale of up to 600,000 shares of our common stock issuable upon the exercise of the warrants as transferred to Real Time Interests, Inc. and Alta Partners Discount Convertible Arbitrage Holdings, Ltd. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market for the shares or in negotiated transaction. See “Selling Stockholders.”

SELLING STOCKHOLDERS

The paragraph under the heading “Selling Stockholders” commencing on page 17 of the Prospectus is hereby amended as follows to delete the reference to Cagan McAfee Capital Partners, LLC, which is no longer a selling stockholder.

The following table sets forth the name of the selling stockholders and the number of shares being registered for sale as of the date of this prospectus and sets forth the number of shares of common stock known by us to be beneficially owned by the selling stockholders. The following table assumes that the selling stockholders will sell all of the shares being offered for its account by this prospectus. However, we are unable to determine the exact number of shares that actually will be sold. The selling stockholders have not had a material relationship with us within the past three years other than as a result of their ownership of our securities. The shares offered by this prospectus may be offered from time to time by the selling stockholders. This information is based upon information provided by the selling stockholders and public documents filed with the SEC, and is not necessarily indicative of beneficial ownership for any other purpose. The number of shares of common stock beneficially owned by the selling stockholders is determined in accordance with the rules of the SEC. The term “selling stockholders” includes the stockholders listed below and their respective transferees, assignees, pledgees, donees or other successors. The percent of beneficial ownership for the stockholders is based on [30,021,000] shares of common stock outstanding as of January 23, 2003.

The table under the heading “The Offering” on page 3 of the Prospectus and the table under the heading “Selling Stockholders” on page 17 of the Prospectus are hereby amended as follows to reflect the correct number of shares of our common stock underlying the currently exercisable warrants offered by Real Time Interests, Inc. and Alta Partners Discount Convertible Arbitrage Holdings, Ltd. under the Prospectus.

Name of Selling Stockholders	Number of Shares of Common Stock Beneficially Owned Before Offering (1)	Percent of Outstanding Shares Beneficially Owned Before Offering (1)	Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Beneficially Owned After the Offering (1)(2)	Percent of Outstanding Shares Beneficially Owned After the Offering (1)(2)
Real Time Interests, Inc.	500,000	[1.7%]	500,000	—	—
Alta Partners Discount Convertible Arbitrage Holdings, Ltd.	100,000	*	100,000	—	—

*	Less than one percent.
(1)	Includes shares issuable pursuant to warrants and other convertible securities exercisable within 60 days of January 23, 2003.
(2)
Assumes that all shares being offered by the selling stockholders under this prospectus are sold, and that the selling stockholders acquire no additional shares of common stock before the completion of this offering.